Exhibit 16.1

November 22, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01.(a) of Form 8-K dated November 22, 2013, of Pike Corporation and are in agreement with the statements contained in the second and third paragraphs under section (a) of Item 4.01. therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Charlotte, North Carolina